Exhibit 99.2

PARAZERO TECHNOLOGIES LTD.’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2024

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”).

Unless the context requires otherwise, the terms “ParaZero,” “we,” “us,” “our,” “the Company,” and similar designations refer to ParaZero Technologies Ltd. References to “ordinary shares”, “warrants” and “share capital” refer to the ordinary shares, warrants and share capital, respectively, of ParaZero.

References to “U.S. dollars” and “$” are to currency of the United States of America. References to “ordinary shares” are to our ordinary shares, par value NIS 0.02 per share. Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our lack of operating history;

●	our current and future capital requirements and our belief that our existing cash will be sufficient to fund our operations for more than one year from the date that the financial statements are issued;

●	our ability to obtain necessary regulatory approvals from the U.S. Federal Aviation Administration or other governmental agencies, or limitations put on the use of small unmanned aerial systems (“UASs”) in response to public privacy concerns;

●	our ability to manufacture, market and sell our products and to generate revenues;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for drone safety systems;

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing and distribution channels;

●	acceptance of our business model by investors

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas; and

●	those factors referred to under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

The preceding list is not intended to be an exhaustive list of any forward-looking statements and are based on our beliefs, assumptions and expectations of future performance, taking into account the information available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results to differ materially from the results expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward- looking statements after the date hereof to conform these statements to actual results or to changes in our expectations.

Risk Factors

Except as set forth below, there are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023.

If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ordinary shares may be delisted and the price of our ordinary shares and our ability to access the capital markets could be negatively impacted

Our ordinary shares are listed on the Nasdaq Capital Market. As such, we are required to meet the continued listing requirements of the Nasdaq Capital Market and other Nasdaq rules, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price and certain other corporate governance requirements. In particular, we are required to maintain a minimum bid price for our listed ordinary shares of $1.00 per share.

On February 8, 2024, we were notified in a letter, or the Notification Letter, by the Nasdaq Listing Qualifications that we are not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2), or the Rule, for continued listing on The Nasdaq Capital Market. The Notification Letter provided that we had 180 calendar days, or until August 6, 2024, to regain compliance with the Rule. To regain compliance, the bid price of our ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. Since we did not regain compliance by August 6, 2024, we requested and received from The Nasdaq Capital Market an additional 180 calendar days or until February 3, 2025 to comply with the minimum bid price. If we fail to regain compliance during the second compliance period, then Nasdaq will notify us of its determination to delist our ordinary shares, at which point we will have an opportunity to appeal the delisting determination to a Hearings Panel. No assurance can be given that we will be able to regain compliance with the Rule. If we do not meet these or other continued listing requirements, our ordinary shares could be delisted. Delisting of our ordinary shares from the Nasdaq Capital Market would cause us to pursue eligibility for trading on other markets or exchanges, or on the pink sheets. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, our ordinary shares would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. There can be no assurance that our ordinary shares, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ordinary shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or a delisting of our ordinary shares from the Nasdaq Capital Market, could reduce the number of investors willing to hold or acquire our ordinary shares, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ordinary shares.

Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and the related notes included in our Final Prospectus, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in U.S. dollars, except as otherwise noted.

Overview

We are an aerospace company that is focused on drone safety systems and engaged in the business of designing, developing, and providing what we believe are best-in-class autonomous parachute safety systems for commercial drones, also known as unmanned aerial systems, or UAS. Our company was founded by a group of aviation professionals, together with veteran drone operators, to address the drone industry’s safety challenges. Our goal is to enable the drone industry to realize its greatest potential through increasing safety and mitigating operational risk.

Drones are either navigated manually with a remote control or operated autonomously by software. Drones have long seen widespread use in the military for surveillance and long-range attack purposes and have also been used for weather monitoring and search and rescue operations. As developments in the mobile industry have enabled manufacturers to decrease the size, weight, and cost of batteries and cameras, the drone industry has expanded beyond its largely military-based origins and scale for commercial and civil government use cases. Increased automation of drones and a global concern for sustainability have also driven demand. Drones have become an integral workflow tool among a myriad of global industries and have a wide array of commercial applications, such as photography, agriculture, package delivery, first response/public safety, surveying, construction site monitoring, and infrastructure inspection. Drones are easy enough even for private individuals to maintain and operate and do not require expensive infrastructure, allowing for recreational use. As demand and use cases for commercial drones have increased, so too have concerns over drone safety, and we believe our safety solutions place us in a strong position to take advantage of the developing market and regulatory frameworks, which are increasingly recognizing parachute recovery systems as effective forms of risk mitigation for expanded operational approvals across an increasing number of global regions.

Our unique, patented technology enables parachute deployment on drones in a fraction of a second using an autonomous computer paired with a ballistic parachute launcher. We believe that we have created a new benchmark in drone safety with low altitude parachute deployment capabilities and high levels of reliability. Globally, our solutions have proven critical to enabling commercial drone operations in over populated areas and beyond-visual-line-of-sight, which require prior approval from aviation regulators, including the U.S., Canada, Israel, Brazil, Singapore, Australia, Ireland and the U.K., among other countries. These authorizations facilitate new business opportunities and applications for expanded drone operations worldwide, thus enhancing the value proposition of our solutions for our global customers.

The Company does not rely on licensing partners and licensees but instead relies on sale, collaboration and other arrangements with third-party service providers, vendors and development partners that purchase the Company’s products and then seek regulatory approval for the combined use of their drones with the Company’s products. The Company has no licensing agreements or arrangements with, and does not receive any royalty payments from, any parties, except for one license agreement for the out-license of software previously developed by the Company for the production of its hardware, which has generated an immaterial amount of revenue.

Our unique, patented technology for drones, the SafeAir system, is designed to protect hardware, people, and payload in the event of an in-flight failure. The SafeAir system is a smart parachute system that monitors UAS flight in real time, identifies critical failures and autonomously triggers a parachute in the event of an emergency. The system contains a flight termination system, a black box to enable post-deployment analysis, and a warning buzzer to alert people of a falling drone. In addition to being fully autonomous, the SafeAir system includes a separate remote control for manual parachute deployment capability.

We have a global distribution footprint and have forged partnerships all around the world, including India, South Korea, the United States, Latin America and Europe. We sell our drone safety systems as off-the-shelf solutions, as well as perform integrations with OEMs, offering customized, bespoke safety solutions for a large variety of aerial platforms, including multi-rotor, fixed wing, vertical take-off and landing, heavy lift, and urban air mobility. Our technology has been sold to and used by some of the world’s top companies and organizations, including drone companies such as LIFT Aircraft, Airobotics, SpeedBird Aero and Doosan Corporation and other leading and known brands and entities such as CNN, the New York Times, Hensel Phelps, Verizon Media (Skyward), Fox Television Station, the Chicago Police Department and Fortis Construction.

In February 2024, we announced our intention to enter the counter unmanned aircraft system (anti-drone), or C-UAS, market. Small, lethal drones are being utilized around the world with tremendous effectiveness and are reshaping the balance between humans and technology, especially in wars, raising the demand for C-UAS countermeasures. Counter-drone technology encompasses a wide range of solutions that allow users to detect, classify, and mitigate drones and unmanned aerial vehicles.

Many of the current C-UAS solutions offer communication jamming, or COMJAM, of radio frequencies. Drone jamming equipment is designed to block signals on operating bands and/or navigation causing drones to attempt to return to their take-off point, stop in midair or land. COMJAM is considered the first layer of drone defense. In cases where a drone is not affected by the COMJAM, a second layer of defense will take place. For the second layer of defense, there are currently different approaches, technologies, and solutions. This second layer of defense usually consists of a physical counter measure, such as shooting at the targeted drone, firing missiles and other guided munitions and other solutions aimed at physically damaging or capturing a drone in the sky. We believe that we can use our current patents and technology as a basis for the development of a second layer of defense solution that will physically stop drones in the sky in cases where the COMJAM is not effective or successful.

The current war between Russia and Ukraine and Israel’s war against terrorism demonstrate the threat of small drones on armies, strategic facilities, and critical infrastructure. According to Fortune Business Insight, the global anti-drone market size was valued at USD 1.58 billion in 2022 and is expected to grow to USD 6.95 billion by 2029, an opportunity which we seek to seize.

Impact of the War in Israel

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries. In addition, Hamas kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations in parallel to their continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries will join the hostilities. In addition, Iran recently launched a direct attack on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. Such clashes may escalate in the future into a greater regional conflict. Our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general.

We are closely monitoring the developments of this war. See “Item 3.D Risk Factors— Risks Related to Our Incorporation, Location and Operations in Israel– Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel including the recent war with Hamas and other terrorist organizations from the Gaza Strip.” in the Annual Report for additional information.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, sales and marketing expenses, general and administrative expenses and, in the six months ended June 30, 2023, expenses relating to our prospective initial public offering. To date, we have not generated significant revenues.

Comparison of the Six Months Ended June 30, 2024 to the Six Months Ended June 30, 2023

Results of Operations

	Six months ended June 30,
(in USD)	2024	2023
Sales	282,693	344,819
Cost of sales	209,529	194,104
Gross profit	73,164	150,714
Research and development expenses	662,440	216,181
Selling and marketing expenses	516,401	94,339
General and administrative expenses	1,122,759	101,877
Prospective initial public offering expenses	-	106,754
Operating Loss	2,228,436	368,436
Change in fair value of derivative warrant liabilities	(67,227)	-
Other financial expenses (income), net	(135,115)	64,888

Total Comprehensive and net Loss	2,026,094	433,324

Sales

Sales decreased by $62,126, or 18.0%, to $282,693 for the six months ended June 30, 2024, compared to $344,819 for the six months ended June 30, 2023. This decrease was mainly due to a longer duration of larger non-recuring engineering projects that were not completed in the reported period (of which $251,000 were completed in August 2024) compared to the previous year.

Cost of sales

Cost of sales increased by $15,425, or 7.9%, to $209,529 for the six months ended June 30, 2024, compared to $194,104 for the six months ended June 30, 2023. This increase was mainly attributed to an increase in overhead expenses aimed to increase future capacity of operations and manufacturing, offset partly by decrease of the cost of goods sold due lower revenues.

Research and Development Expenses

Our research and development, or R&D, expenses for the six months ended June 30, 2024, amounted to $662,440, an increase of $446,259, or 206.4%, compared to $216,181 for the six months ended June 30, 2023. The increase was primarily attributable to increase in the headcount of the R&D team (10 employees on June 30, 2024 compared to 3 employees on June 30, 2023), and their related overheads, the development new products and services to our customers and measures we undertook to obtain compliance with new regulations for existing and new products.

Selling and marketing expenses

Our selling and marketing expenses totaled $516,401 for the six months ended June 30, 2024, an increase of $422,062. or 447.4%, compared to $94,339 for the six months ended June 30, 2023. The increase was primarily attributable to enhancement of marketing activities, including, hire of a marketing manager, an increase in participation in trade shows and conferences, increased advertising expense and an increase in business development consulting services.

General and administrative expenses

Our general and administrative expenses totaled $1,122,759 for the six months ended June 30, 2024, an increase of $1,020,882. or 1002.1%, compared to $101,877 for the six months ended June 30, 2023. The increase was primarily attributable to an increase of approximately $522,000 in expenses related to being listed as a public company, along with an increase in professional services of approximately $311,000, and salaries increases of approximately $79,000.

Initial public offering expenses

Initial public offering expenses for the six months ended June 30, 2024 were $0, compared to $106,754 for the six months ended June 30, 2023, which is related to the IPO completed in July 2023.

Change in fair value of derivative warrant liabilities

Our profit from the change in fair value of derivative warrant liabilities as of June 30, 2024 was $67,227. As of June 30, 2023, we did not have any warrant liabilities.

Other finance expenses (income), net

Other finance income, net for the six months ended June 30, 2024, was $135,115, out of which $161,032 was interest income on short term deposits, partly offset by bank fees and other non-cash expenses of $21,818, compared to finance expenses, net of $64,888 for the six months ended June 30, 2023.

Comprehensive and net loss

Comprehensive and net loss increased by $1,592,790, or 367.6%, to $2,026,094 for the six months ended June 30, 2024, compared to a net loss of $433,324 for the six months ended June 30, 2023. The increase was mainly the result of operating loss that represents the increase in the operating activities of the Company following the completion of the initial public offering in July 2023, along with an increase in expenses related to being a listed public company.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). A comprehensive discussion of our critical accounting policies is disclosed in our Annual Report, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report Form 6-K.

Liquidity and Capital Resources.

Overview

We are in our commercialization stage and do not generate significant revenue in this stage. Therefore, we have suffered recurring losses from operations and negative cash flows from operations since inception. Our operations have been funded substantially through sales of our products and services, issuances of our equity securities in public and private offerings, including in our initial public offering in July 2023 and our private placement in October 2023, loans from related parties, SAFEs and government grants for research and development projects received from the IIA. Considering the above, management expects that it will require additional financing in the future to fund its operations until it has generated significant revenues. As of June 30, 2024, we had approximately $5,289,105 in cash and cash equivalents.

Our main expense over this period will be hiring more employees and other expenses associated with being a public company. We intend to evaluate our expenses during this period to determine whether we will need additional financing.

We expect that we will require additional capital to develop our next generation flight computer including algorithm optimization, artificial intelligence layer development and optical sensors input integration, as well as to commercialize new products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	our ability to market and sell our products and to generate revenues;

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt or equity financings, through the utilization of our current financial resources and sales of our products. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for commercialization efforts with respect to our products.

The table below presents our cash flows for the periods indicated:

	Six months ended June 30,
(in USD)	2024	2023

Operating activities	(2,003,481)	(249,184)

Investing activities	(132,969)	(677)

Financing activities	-	245,000

Net increase (decrease) in cash and cash equivalents	(2,139,300)	(4,861)

Operating Activities

Net cash used in operating activities of $2,003,481 during the six months ended June 30, 2024.

Net cash used in operating activities during the six months ended June 30, 2023 was $249,184.

The increase in the negative cash flow is consistent with the increase in the loss for the period compared.

Investing Activities

Net cash used in investing activities increased by $132,292 to $132,969 for the six months ended June 30, 2024, compared to $677 for six months ended June 30, 2023. With respect to the increase, $68,603 was used as a long-term restricted deposit, pledged as security in respect of guarantees granted by the bank to the Company’s landlords pursuant to the Company’s new lease agreement for its corporate offices and headquarters and $64,366 was used to purchase computers and office equipment to new recruits, and investments in leasehold improvements in the new space leased.

Financing Activities

Net cash provided by financing activities during the six months ended June 30, 2024 was 0.

Net cash provided by financing activities was $245,000 during the six months ended June 30, 2023, which consisted of a loan received from a related party.

Current Outlook

We have financed our operations to date primarily through revenues from sale of our products, proceeds from issuance of our Ordinary Shares and other equity securities, loans from related parties and grants from the Israel Innovation Authority. We have incurred losses and generated negative cash flows from operations since inception in June 2013.

While management expects that it will require additional financing in the future to fund its operations until it has generated significant revenues, we expect that our existing cash and cash equivalents as of June 30, 2024, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, will be sufficient to fund our current operations for at least the next 12 months.

As of June 30, 2024, our cash and cash equivalents were $5,289,105. We expect that we will require additional capital to develop our next generation flight computer including algorithm optimization, AI (artificial intelligence) layer development and sensors input integration, as well as to commercialize our new product. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	our ability to market and sell our products and to generate more significant revenues;

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt or equity financings, through the utilization of our current financial resources and sales of our products. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for commercialization efforts with respect to our products.